FILE No.
82-3874

RECEIVED
2008 MAY 22 A 9:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

08002726

May 12, 2008

PROCESSED
MAY 27 2008 E
THOMSON REUTERS

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 12, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-06 **MAY 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce a proposed non-brokered private placement of up to 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and up to 1,153,846 flow through common shares ("FT Shares") at a price of $0.13 per share, for combined gross proceeds of up to $300,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.15 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-06 **MAY 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce a proposed non-brokered private placement of up to 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and up to 1,153,846 flow through common shares ("FT Shares") at a price of $0.13 per share, for combined gross proceeds of up to $300,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.15 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-06 **MAY 12, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce a proposed non-brokered private placement of up to 1,500,000 units ("Common Units") at a price of $0.10 per Common Unit and up to 1,153,846 flow through common shares ("FT Shares") at a price of $0.13 per share, for combined gross proceeds of up to $300,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.15 per share for a period of two years following closing.

The Common Units and FT Shares are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.